UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.        Restructuring Agreements and Capital Allocation Evaluation.

On June 30, 2017, Forward Pharma A/S (“Forward Pharma”) entered into a series of restructuring agreements (the “Restructuring Agreements”) to effect part of the corporate restructuring plan (the “Restructuring”) substantially in the form set forth in Appendix D to the Settlement and License Agreement, dated January 17, 2017, by and among Forward Pharma, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. (collectively, “Biogen”) and certain other parties named therein (the “License Agreement”).

As a result of the Restructuring Agreements, the intellectual property of Forward Pharma that is the subject of the License Agreement (the “Licensed Intellectual Property”), as well certain assets and liabilities, including $58 million (the “Operating Capital”) was transferred to Forward Pharma Operations ApS, a Danish limited liability company and wholly-owned direct subsidiary of Forward Pharma (“Forward Pharma Operations” and, together with Forward Pharma, “Forward”). Forward Pharma Operations then, in turn, transferred the Licensed Intellectual Property to FWP IP ApS, a Danish limited liability company. Forward Pharma also transferred its interest in the License Agreement to Forward Pharma Operations, which will give instructions to FWP IP ApS with respect to the filing, prosecution, maintenance, defense and/or enforcement of specified Licensed Intellectual Property. Subject to receipt of the requisite governmental approvals, the capital stock of FWP IP ApS will be transferred to a newly formed independent Danish foundation. The board of directors of the foundation will consist of five members, comprised of three independent members and one member appointed by each of Forward Pharma and Biogen. All actions of the foundation will require the unanimous approval of its board of directors.

Following the completion of the Restructuring, the Licensed Intellectual Property will be owned and controlled by FWP IP ApS, provided that Forward will continue to have the authority to control the filing, prosecution, maintenance, defense and enforcement of specified Licensed Intellectual Property, in each case to the extent set forth and in accordance with the terms of the License Agreement. Forward’s right to direct certain matters relating to the Licensed Intellectual Property also includes Forward’s right to continue to manage and direct the pending interference proceeding for the U.S. patent application 11/576,871 (including the pending appeal to the U.S. Federal Circuit) (the “Interference Proceeding”), as well as the pending opposition proceedings in Europe for the EP2801355 patent (the “Opposition Proceeding”). The contribution by Forward Pharma of the Operating Capital to Forward Pharma Operations is intended to provide sufficient capital to fund these activities, as well as other obligations of Forward Pharma Operations arising under the Restructuring Agreements. Forward will also continue to be entitled to receive royalties from Biogen under the License Agreement, when and as provided for thereunder, contingent on prevailing in the Interference Proceeding and/or the Opposition Proceeding. Finally, Forward will continue to have the one-time right to assign or sublicense its existing co-exclusive right to make any and all use in the United States of the U.S. Licensed Intellectual Property owned, registered or otherwise protected or enjoyable under the laws of the United States to a third party, but only if Biogen does not acquire exclusive rights to the U.S. Licensed Intellectual Property, in accordance with the terms of the License Agreement.

At this point, no decision has been made to return cash to shareholders and the analysis of capital allocation of the $1.25 billion cash payment received from Biogen continues. Forward currently expects to conclude its evaluation of the capital allocation strategy within the current calendar year, and will announce the outcome of the evaluation, as soon as sufficient clarity is obtained.

The foregoing summary of the Restructuring Agreements above does not purport to be complete and is subject to, and qualified in its entirety by, the full texts of the Restructuring Agreements, which will be filed as exhibits to Forward Pharma’s semi-annual report for the period ended June 30, 2017. Forward Pharma shareholders are urged to read the Restructuring Agreements and the License Agreement in their entirety as well as other risk factors as outlined in the annual report for the year ended December 31, 2016, as filed under a form 20-F with the SEC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
		Name:	Claus Bo Svendsen
		Title:	Chief Executive Officer